Exhibit 99.1

ILOG Announces 2009 First Quarter Results

PARIS and SUNNYVALE, Calif., Oct. 30 /PRNewswire-FirstCall/ — ILOG® (Nasdaq: ILOG; Euronext: ILO, ISIN: FR0004042364) today announced results for the first quarter of fiscal 2009, ended September 30, 2008. IFRS revenues for the quarter were euros 34.3 million compared with euros 29.6 million for the first quarter last year. IFRS diluted earnings per share were euros 0.19 for the quarter compared to a diluted loss per share of euros 0.09 in last year’s first quarter.

“While battling an unfavorable dollar-euro exchange rate and a challenging IT spending climate, we were able to deliver 16% revenue growth and saw strong demand across all our product lines,” said ILOG Chairman and CEO, Pierre Haren. “We benefited from a strong sales pipe going into the quarter for all of our products and a very favorable response from customers and prospects to our proposed acquisition by IBM. We also gained from a high renewal rate from both end-users and Independent Software Vendors (ISV) customers.”

Revenue Trends

Geographically, the U.S. led ILOG’s revenue growth in the fiscal first quarter, growing 26%, driven by strong demand for the company’s optimization and business rule management system (BRMS) products, as well as many contract renewals across product lines. Europe also grew well at 6%.

From a product standpoint, license and maintenance revenues for optimization tools and engines grew 46% highlighted by several significant wins with ISV customers, such as Oracle and Manhattan Associates, along with a large deal with a leading U.S. financial firm for a strategic investment portfolio planning application. Solid royalty revenues also contributed to the increase.

BRMS grew 27% (license and maintenance) due to an important activity with leading banks and insurers, including a major deal with a leading European financial services group for customer relationship management. Insurance deals figured prominently in the first quarter, with new business from Travelers and the branch of one of the largest health benefits companies in the U.S. Other significant business in the banking sector included a major Swiss investment bank for several projects and a leading U.S. bank, which expanded the use of ILOG JRules for its mortgage lending operations.

Visualization license and maintenance revenues grew 13%. Significant deal activity included a renewal with a leading telecom equipment company, which uses ILOG visualization technology for network management. ISV renewal and new business also helped boost visualization revenues.

ILOG’s supply chain applications business grew 116% year over year driven by large deals with a leading international oil company and the world’s sixth- largest food company which expanded its use of ILOG LogicTools Inventory Analyst to set safety stock targets in its SAP SCM system. Similarly, in another large deal, Miller Coors expanded its use of ILOG LogicNet Plus XE along with ILOG services for the redesign of their supply chain for both due diligence and post acquisition work, as well as for ongoing use for network planning.

About ILOG

ILOG delivers software and services that empower customers to make better decisions faster and manage change and complexity. Over 3,000 corporations and more than 465 leading software vendors rely on ILOG’s market-leading business rule management systems (BRMS), supply chain planning and scheduling applications as well as its optimization and visualization software components, to achieve dramatic returns on investment, create market-defining products and services, and sharpen their competitive edge. ILOG was founded in 1987 and employs approximately 850 people worldwide. For more information, please visit http://www.ilog.com.

Forward-looking Information

Many of the statements included in this release, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of us, constitute or are based on forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.

All statements other than statements of historical facts, including, among others, statements regarding the successful completion of the IBM tender offer and the impact on the Company’s business, the implementation of the Company’s business strategy, trends in the software industry, the Company’s financial outlook, liquidity and working capital, the creation of co-selling and co-marketing relationships and strategic alliances, the increased penetration of the Company’s existing customers, the sale of the Company’s service packages, the market risks associated with exchange rates, changes in the balance of the classes of the Company’s business and other statements relating to the Company’s plans, objectives, expectations, intentions, future business development and economic performance are or may be forward-looking. In addition to statements that are forward-looking by reason of context, other forward-looking statements generally may be identified by the use of words such as “may”, “will”, “should”, “expect”, “estimate”, “anticipate”, “intend”, “plan”, “believe”, “continue”, “outlook”, “judgment”, “predict” or other similar expressions, although the absence of such words does not necessarily mean that a statement is not forward-looking.

These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause the Company’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the sections entitled “Item 3. Key Information — Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” of ILOG’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission including risks relating to IBM public tender offers; quarterly fluctuations in our operating results and the price of our Shares or ADSs; factors adversely affecting any one of our three product lines; the need to have sufficient consultants available to staff unpredictable demand for our consulting services; lost revenues due to consultants with specialized technical expertise occupied on competing consulting engagements; our investments in vertical products which carry high implementation costs that we discount in order to promote customer purchases; intense competition and consolidation in our industry; the extended length and variability of our sales cycle and concentration of transactions in the final weeks of a quarter, which could result in substantial fluctuations in operating results and may prevent accurate forecasting of financial results; the increasing number of consulting engagements, which are exposed to greater risk of non-payment; our dependence on certain major independent software vendors; changing market and technological requirements; our ability to provide professional services activities that satisfy customer expectations; the impact of currency fluctuations on our profitability; changes in tax laws or an adverse tax audit; errors in our software products; the loss of key personnel; logistical difficulties, cultural differences, product localization costs, import and tariff restrictions, adverse foreign tax consequences and fluctuations in currencies resulting from our global operations; the impact of intellectual property infringement disputes; our heavy dependence on our proprietary technology; risks related to consummation and integration of acquisitions and minority investments; the incurrence of debt and contingent liabilities and write-off of expenses resulting from acquisitions or minority investments; the impact of dilutive share issuances; the limitations imposed by French law or our bylaws that may prevent or delay an acquisition by ILOG using its Shares; changes in accounting principles that could affect our operating profits and reported results; and other matters not yet known to us or not currently considered material by us. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s views only as of the date hereof. Unless required by law, ILOG undertakes no obligation to revise these forward- looking statements to reflect new information or events, circumstances, changes in our expectations or otherwise that arise after the date hereof. Readers should carefully review the events and other matters described in the other documents we file or submit from time to time with the SEC, including reports on Form 6-K submitted by us.

The circulation, publication or distribution of this press release is subject to legal or regulatory restrictions in certain countries. This press release is not addressed, either directly or indirectly, to persons who are subject to such restrictions. This press release does not constitute an offer to purchase securities. The offers are comprised of a French Offer and a U.S. Offer. The French Offer will be made to holders of shares and warrants in France. The U.S. Offer will be made to U.S. holders (within the meaning of Rule 14d-1(d) under the United States Securities Exchange Act of 1934, as amended) of shares and warrants as well as to all holders of ADSs wherever located. You will need to determine which of the offer you are eligible to participate in. The terms and conditions of the U.S. Offer are set forth in the U.S. Offer to Purchase dated October 14, 2008, and the related documentation, as amended, that International Business Machines Corporation (“IBM”) and its subsidiary, CITLOI S.A.S. (“CITLOI”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on Schedule TO and the

solicitation/recommendation statement on Schedule 14D-9, as amended, that ILOG filed with the Commission. The terms and conditions of the French Offer are set forth in the Note d’Information, as amended, that IBM and CITLOI filed with the French stock market authority, the Autorite des Marches Financiers (the “AMF”), and the Note en Reponse, as amended, that ILOG filed with the AMF. The AMF granted its visa on the Note d’Information and the Note en Reponse on September 12, 2008. CITLOI and ILOG have also made publicly available documents supplementing the Note d’Information and the Note en Reponse, respectively, which provide additional legal, financial and accounting information on these entities. ILOG security holders and other investors can obtain copies of these tender offer materials and any other documents filed with the Commission from the Commission’s website (http://www.sec.gov) and with the AMF from the AMF’s website (http://www.amf-france.org), in both cases without charge. Such materials filed by IBM and CITLOI, and ILOG will also be available for free on IBM’s website (http://www.ibm.com), and on ILOG’s website (http://www.ilog.com), respectively.

Holders of ILOG securities, stock options and free shares should consult their own tax advisors as to the particular tax consequences to them of exercising their stock options, selling their shares, participating in the Offers, and any payments in respect of their stock options of free shares, including the application of French, United States federal, local and other tax laws and possible changes in tax laws.

ILOG S.A.

Consolidated Income Statements (unaudited)

In IFRS in thousands of euros and thousands of shares, except per share data

	Three Months Ended
	September 30	September30
	2008	2007
	(in euros)	(in euros)
Revenues:
License fees	17,863	11,063
Maintenance	9,445	9,389
Professional services	6,998	9,187
Total revenues	34,306	29,639

Cost of revenues:
License fees	265	247
Maintenance	951	871
Professional services	5,533	7,653
Total cost of revenues	6,749	8,771

Gross profit	27,557	20,868

Operating expenses:
Marketing and selling	12,686	11,875
Research and development	6,125	7,018
General and administrative	5,578	4,028
Total operating expenses	24,389	22,921

Income (loss) from operations	3,168	(2,053)
Net interest income and other	725	423
Income (loss) before taxation	3,893	(1,630)
Income taxes expense	184	108
Net income of fully consolidated subsidiaries	3,709	(1,738)
Equity (loss) in earnings of affiliates	(73)	31
Net income	3,636	(1,707)

Earnings per share
- Basic	0.19	(0.09)
- Diluted	0.19	(0.09)

Share and share equivalents used in per share calculations
- Basic	18,846	18,539
- Diluted	18,728	18,447

Operational expenses	31,138	31,692
Professional services margin	21%	17%
Gross margin	80%	70%

ILOG S.A.

Condensed Consolidated Balance Sheets (unaudited)

In IFRS in thousands of euros

	September 30	June 30
	2008	2008
	(in euros)	(in euros)
Assets
Current assets:
Cash and cash equivalents	59,114	47,113
Short-term investments	—	—
Accounts receivable	27,368	24,706
Other receivables and prepaid expenses	11,439	8,721
Total current assets	97,921	80,540

Long-term assets:
Tangible and intangible assets - net	10,117	10,189
Other long-term assets	18,555	16,820
Total long-term assets	28,672	27,009

Total assets	126,593	107,549

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and other current liabilities	24,332	20,509
Current portion of capital lease obligations	(2)	12
Deferred revenue	24,353	23,729
Total current liabilities	48,683	44,250

Long-term liabilities:
Long-term portion of capital lease obligations	—	—
Other long-term liabilities	2,227	2,137
Total long-term liabilities	2,227	2,137
Total liabilities	50,910	46,387

Shareholders’ equity:
Paid-in capital	61,788	53,244
Treasury stock	(7,624)	(8,414)
Retained earnings and other	21,519	16,332
Total Shareholders’ equity	75,683	61,162

Total liabilities and shareholders\

‘Revenues and Gross Margin

Revenues in the quarter increased to euros 34.3 million from euros 29.6 million, or by 16%, compared to the same quarter in the previous year. Because of a stronger euro, at an average exchange rate of euros 1 = $1.50 compared to euros 1 = $1.37 in the same quarter last year, revenues expressed at prior period constant currency rates increased by a higher percentage of 22%.

Revenues by region were as follows (in thousands):

	Three Months Ended		Change
	September 30	September 30	As
	2008	2007	Reported	Constant
	(in euros)	(in euros)		(in euros)
North America	18,285	14,469	26%	36%
Europe	13,349	12,539	6%	9%
Asia Pacific	2,672	2,630	2%	2%
Total revenues	4,306	29,638	16%	22%

The revenue growth was mainly driven by the U.S. with significant increase of license revenues. Activity in Europe and Asia was also good and mainly driven by license revenues. The 61% increase in license revenues over the same quarter from last year was primarily attributable to high demand for ILOG products, good renewal rates of agreements with customers and the positive impact of the IBM announcement, related to the contemplated acquisition of ILOG. Maintenance revenues grew 1% in the quarter compared to the same quarter last year. This stability is attributable to exchange rate fluctuations and the stronger euro in particular. ILOG still experiences a growth of its installed base, and a very good rate of customer contract renewal. Professional services revenues decreased by 24% compared to the same quarter last year and further decreased, compared to previous quarters, in order to take into account the lower demand for ILOG services. This decrease is mainly the result of the continuing impact of the crisis in the banking sector impacting the use of our consultants for BRMS implementations and continued support for existing ILOG customers. Related gross margin for the quarter was 21% in line with the previous quarter and better than the average of 16% observed in fiscal year 2008. The number of consultants and third-party sub-contractors has decreased between the same quarter of last year and the first quarter of the current fiscal year, to adapt to the current activity and, as a consequence, the utilization rate of ILOG resources was improved.

Operating Expenses

The 6% increase in operating expenses over the same quarter last year is primarily due to exceptional costs relating to the IBM tender offer and in particular legal fees in the amount of euros 1.9 million recorded as general and administrative expenses. The reduction of our headcount and the quarterly accrual of the research tax credit helped offset the impact of salary increases that were applied in the second quarter of last year. On September 30, 2008, the Company had 835 employees, compared to 864 a year earlier. This decrease occurred in the last fiscal year with 847 people at the end of June and is mainly attributable to an effort to reduce headcount and save costs. The number of consultants was particularly affected by these decreases and was reduced to 142 from 159 last year.

Non Operating Income

Non operating income was particularly strong this quarter thanks to an increase in the interest rate received on a record cash level with significant stock option exercises and foreign exchange gains on hedging activities to protect royalty flows from a weak U.S. dollar. Income tax expense amounted to euros 0.2 million compared to euros 0.1 million, in the same quarter last year, as a result of tax liabilities in the quarter in countries where ILOG doesn’t benefit from tax loss carryforwards.

Balance Sheet and Cash Flow Discussion

ILOG’s cash position totaled euros 59.1 million at September 30, 2008, up from euros 47.1 million at June 30, 2008. Operating activities generated euros 4.6 million as a result of the strong profitability in the quarter in spite of a longer days sales outstanding (DSO) from 72 days at the end of June 2008 to 76 days mainly as a result of slightly longer terms of payment granted to our customers. Investing activities for the quarter amounted to euros 0.7 million for IT equipment purchases and an additional loan advance to Prima Solutions in an amount of 400 thousand of Euros. Cash provided by financing activities netted euros 6.5 million and is mainly attributable to the proceeds from the issuance of shares pursuant to the exercise of stock options in the amount of euros 5.7 million and the sale on the market of the treasury shares held under the liquidity contract for euros 0.8 million subsequent to its termination on September 5, 2008. An additional amount of euros 2.4 million was received in October 2008 subsequent to the September close date and was related to the exercise of stock options in September 2008. On the other hand, cash was increased by euros 1.6 million corresponding to the impact of the stronger dollar against the euro at the end of September 2008 compared to June 2008 on our cash balances denominated in U.S. dollars.As of September 30, 2008, shareholders’ equity was euros 75.7 million, an increase of euros 14.5 million from euros 61.2 million at June 30, 2008, mainly as a result of the issuance of 1.1 million shares upon exercise of stock options during the quarter and the result of the sale of the treasury shares held under the liquidity contract entered into with Oddo Corporate Finance, and also as a result of the profit realized in the quarter. On September 30, 2008, the Company had 20,303,827 shares issued and outstanding, compared to 19,208,848 as of June 30, 2008, due to the exercise of 1,094,979 stock options.

Internal Control

In October 2008, ILOG was advised by Ernst & Young Audit, its independent accountants that they had identified, while reviewing the first quarter accounts for the year ended June 30, 2009, a matter involving internal control over financial reporting and its operation. ILOG’s independent accountants identified this matter while planning and performing their not-yet-completed audit of the consolidated financial statements of ILOG and its subsidiaries for the year ended June 30, 2009 and internal control over financial reporting as of June 30, 2009 that they consider to be a material weakness under standards established by the Public Company Accounting Oversight Board (United States). To improve the effectiveness of its internal control, ILOG has determined to increase the level of scrutiny when reviewing certain unusual terms in customer contracts in light of most recent guidelines issued by its auditors around revenue recognition accounting literature.

Constant Exchange Rates

Non-GAAP Financial Measures

In this earnings release, we disclose selected figures that are non-GAAP financial measures. Under SEC rules, a non-GAAP financial measure is a numerical measure of our historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in our consolidated income statement, consolidated balance sheet or consolidated statement of cash flows; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to IFRS.

Constant Currency Rates

Where constant exchange rates are referred to in the above discussion, current period results for entities reporting in currencies other than Euros are converted into Euros at the prior year’s exchange rates, rather than the exchange rates for the current period. This information is provided in order to assess how the underlying business performed before taking into account currency exchange fluctuations.

Press Release for French Shareholders

A translation of this press release in the French language is also available.ILOG, ILOG JRules, ILOG LogicTools Inventory Analyst, ILOG LogicNet Plus are registered trademarks of ILOG. All other trademarks referenced herein are the trademarks or registered trademarks of their respective owners.